May 8,  2017

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549‑3010
Attention:Ms. Jennifer Gowetski – Senior Counsel

RE: Sterling Real Estate Trust
Form 10‑K for Fiscal Year Ended December 31, 2015
Response Dated January 23, 2017
File No. 000‑54295

Dear Ms. Gowetski:

On behalf of Sterling Real Estate Trust, a North Dakota real estate investment trust (the “Trust”), and with the Trust’s permission, we are responding to the comment contained in correspondence from you dated April 27, 2017 (the “Comment Letter”) to the Trust’s  Form 10‑K for the Fiscal Year Ended December 31, 2015, filed on March 15, 2016 (the “Form 10‑K”)  a. For the Staff’s convenience, the response is preceded by the Staff Comment.

Comment 1.

We note the Form 8‑K filed on April 4, 2017 regarding the increase in your share price. In future periodic filings, please revise to clarify (1) the value was not determined based on, nor intended to comply with, fair value standards under US GAAP and (2) the value may not be indicative of the price you would get for selling the assets in their current condition.

Response 1.

The Trust will revise its discussion of Estimated Value of Units/Shares in future filings to be substantially similar to the disclosure below.  The disclosure includes statements that: (1) the value was not determined based on, nor intended to comply with, fair value standards under US GAAP and (2) the value may not be indicative of the price you would get for selling the assets in their current condition.

Estimated Value of Units/Shares

The Board of Trustees determined an estimate of fair value for the trust shares in the first three months of 2017 and 2016. In addition, the Board of Trustees, acting as general partner for the operating partnership, determined an estimate of fair value for the limited partnership units in the first three months of 2017 and 2016. In determining the fair value of the shares and limited partnership units, the board relied upon their experience with, and knowledge about, our real estate portfolio and debt obligations. The board typically determines the share price in March of each year. The trustees determine the price in their discretion and use data points to guide their determination which is typically based on a consensus of opinion. In addition, the board considers how the price chosen will affect existing share and unit values, redemption prices, dividend coverage ratios, yield

Securities and Exchange Commission

May 8,  2017

percentages, dividend reinvestment factors, and future UPREIT transactions, among other considerations and information.

Determination of price is a matter within the board’s sole discretion. The Trust does not determine price based on any rote formula or specific factors and is not based on, or intended to comply with, fair value standards under U.S. GAAP. The value may not be indicative of the price received for selling the assets in their current condition. At this time, no shares are held in street name accounts and the Trust is not subject to FINRA’s specific pricing requirements set out in Rule 2340 or otherwise. Thus, the Trust does not employ any specific valuation methodology or formula. Rather, the board looks to available data and information, which is often adjusted to comport more closely with the assets held by the Trust at the time of valuation. The principal valuation methodology utilized is the NAV calculation/direct capitalization method. The information made available to the Board is assembled by the Trust’s Advisor.

Based on the results of the methodologies, the Board determined the fair value of the shares and limited partnership units to be $16.00 per share/unit effective March 23, 2016. The Board determined the fair value of the shares and limited partnership units to be $16.50 per share/unit effective March 29, 2017.

As with any valuation methodology, the methodologies utilized by the Board in reaching an estimate of the value of the shares and limited partnership units are based upon a number of estimates, assumptions, judgments or opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments, or opinions would likely have resulted in significantly different estimates of the value of the shares and limited partnership units. In addition, the Board’s estimate of share and limited partnership unit value is not based on the fair values of our real estate, as determined by GAAP, as our book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.

Furthermore, in reaching an estimate of the value of the shares and limited partnership units, the Board did not include a liquidity discount in order to reflect the fact that the shares and limited partnership units are not currently traded on a national securities exchange; a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party; or the costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy might be a listing of the limited partnership units or Sterling common shares on a national securities exchange or a merger or sale of our portfolio.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604‑6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton

cc: Ms. Stacie Gorman, via email